Ehxibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

AerCap Holdings N.V. Announces Pricing of ALS Notes

Amsterdam, Netherlands; April 27, 2007 – AerCap Holdings N.V. (the “Company” or “AerCap” (NYSE: AER)) announced today that Aircraft Lease Securitisation Limited (“ALS”) priced $1,660,000,000 of its class G-3 floating rate asset backed notes due 2032, series 2007-1 (the “New Notes”).  The New Notes will bear interest at a rate of one month LIBOR plus 0.26% and are expected to be issued on May 8, 2007.  The net proceeds of the New Notes, together with the proceeds of class E-2 notes, will be used to redeem the outstanding principal balance of the existing ALS class G-1A, class G-2A, class C-1 and class D-1 notes (the “Existing Notes”) and to purchase additional aircraft.  AerCap will retain the existing junior class E-1 notes and purchase the class E-2 notes to be issued and will continue to consolidate ALS results with AerCap’s financial results.

Additionally, the Company announced today that ALS has issued a notice to holders of Existing Notes calling the Existing Notes for redemption on May 8, 2007 at the redemption price specified in such notice.

The New Notes will be offered to qualified institutional buyers under Rule 144A, a limited number of other institutional accredited investors and to persons outside the United States under Regulation S. The New Notes will not be registered under the United States Securities Act of 1933, as amended (“the Securities Act”), and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the New Notes in any state in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About AerCap Holdings N.V.

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales.  AerCap also provides aircraft management services and performs aircraft and engine maintenance, repair and overhaul services and aircraft disassemblies through its certified repair stations.  AerCap has a fleet of over 340 aircraft owned, managed or under contracted orders and a diversified commercial engine portfolio.  AerCap is headquartered in The Netherlands and has offices in Ireland and the United States.

Forward Looking Statements

Certain items in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not necessarily limited to, statements relating to future operations.  Words such as “expect(s)” and similar expressions are intended to identify such forward-looking statements.  These statements are based on management’s current expectations and beliefs and are subject to a number of factors that could lead to actual results materially different from those described in the forward-looking statements.  AerCap can give no assurance that its expectations will be attained.  There are important factors that could cause actual results, level of activity, performance or achievements to differ from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements.  In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release may not occur.  Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements.  Such forward-looking statements speak only as of the date of this press release.  AerCap expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

For more information regarding AerCap and to be added to our email distribution list, please visit http://www.aercap.com.  The contents of our website do not constitute part of this press release.

For Investors:
Keith Helming
+31 20 655 9670
khelming@aercap.com

For Media:
Frauke Oberdieck
+31 20 655 9616
foberdieck@aercap.com